October 6, 2005

Timothy S. Durham
Chief Executive Officer and Chairman of the Board
Obsidian Enterprises, Inc.
111 Monument Circle, Suite 4800
Indianapolis, Indiana 46204

	Re:	Obsidian Enterprises, Inc.
Amendment No. 1 to Schedule 13E-3
Filed by the Filing Persons on September 16, 2005
File No. 5-40250

Dear Mr. Durham:

      We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 1. Please tell us the number of record holders of Obsidian shares held by persons other than the
Filing Persons. We note that according to your Form 10-K for the fiscal year ended 2004, you had 720 record holders. We may have further comments.

2. We note your response to prior comment 2. However, we did not see where you described whether Black Rock will have the ability to modify the terms of the offer, including the offer price. Please advise.

3. Please explain why the company did not file a Form 8-K for the departure of John Schmidt. Please provide the disclosure required by
Item 5.02 of Form 8-K in this filing. Specifically, explain if the director resigned, was removed or refused to stand for re-election to the board because of a disagreement with the company or the Filing Persons.

Special Factors, page 10
Background of the Transaction, page 10
4. Please identify the executive officer position held by Mr. Whitesell at the time of the July 2004 discussions of taking Obsidian private with Mr. Durham. We note that Mr. Durham is identified as chairman of the board and chief executive officer on page 2.
5. Please identify the type of third party providers interviewed by
Rich Snow, the Chief Financial Officer of Obsidian, July through September 2004 regarding the costs associated with implementing a compliance program to prepare for the implementation of Section 404 of the Sarbanes-Oxley Act.
6. Please identify the various legal counsel referred to in this disclosure, including, but not limited to, Obsidian`s legal counsel present at the October 1, 2004 meeting with the board of directors, counsel, and Mr. Snow; the legal counsel of the special committee at the February 10, 2005 conference call; and Mr. Durham`s legal counsel throughout March, April and May 2005.

7. We note your response to prior comment 6. Although we understand that Mr. Durham advised the special committee that he would not vote in favor of a sale or other change in control of the company, please clarify why the Special Committee did not hire its own financial advisor or otherwise independently evaluate the fairness of the transaction proposed by Mr. Durham. Disclose any negotiations relating to the potential going private transactions between the Special Committee and any of the Filing Persons.
8. Please discuss how the proposed cash consideration of $1.85 per share to be received by unaffiliated security holders in connection with the going private transaction was determined. For example, did
Mr. Durham present this as a possible price per share to Goelzer? If so, how was the price initially determined? What factors were considered?
9. In identifying the individuals responsible for proposing the cash consideration of $1.85 per share to be received by unaffiliated security holders in connection with the going private transaction, please address whether the value of the $23.5 million in net operating loss ("NOLs") carryforwards which could be carried forward and applied to future earnings was included in the analysis in order to give credit to security holders for the value created by these NOLs.
We
note Goelzer`s consideration of the NOLs in its determination of fairness, as described on page 27.
10. At any point did the Committee consider the value of the NOLs in its consideration of the proposed cash consideration of $1.85? If so, please discuss the Committee`s consideration of these NOLs in detail.
Did the Committee`s determination of NOLs comport with that of Goelzer to be $23.5 million?

11. We reissue prior comment 16. Please explain why the Filing Persons did not wait for the Special Committee to make a determination or recommendation with respect to the benefits or detriments to Obsidian, or the fairness to unaffiliated stockholders, of the transaction.

Effects of the Transaction, page 13
Effects of the Transaction on the Filing Persons, page 13
12. Because this statement is filed by an affiliate of the company, the description of the effects of the Rule 13e-3 transaction on the company`s affiliates must include, but not be limited to, the effect of the Rule 13e-3 transaction on the affiliate`s interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages. Please See Instruction 3 to Item 1013 of Regulation M-A. We note your statement that "As a result of the going private transaction the Filing Persons . . . will increase their interest in the net book value and net earnings of Obsidian."
13. Please address the effect of the benefit of the $23.5 million NOLs on the Filing Persons. We note that Goelzer determined, during the course of its fairness evaluation that the NOL`s would be used up over the next five fiscal years, with income taxes not being incurred until fiscal year 2010. This would appear to be a beneficial effect of the going private transaction on the affiliated security holders and must be discussed in detail.

Effects of the Transaction on the Black Rock Class, page 14
14. Please address the effect of the benefit of the $23.5 million NOLs on the members of the Black Rock Class who elect to sell their shares of Obsidian common stock to Black Rock Acquisition in exchange for shares of Black Rock common stock or a combination of cash and Black
Rock common stock. As discussed above, we note that Goelzer determined, during the course of its fairness evaluation, that the NOL`s would be used up over the next five fiscal years, with income taxes not being incurred until fiscal year 2010. This would appear to be a beneficial effect of the going private transaction on these security holders and must be discussed in detail.

Effects of the Transaction  on the Minority Class, page 14
15. Your description of the effects of the Rule 13e-3 transaction on the subject company, its affiliates and unaffiliated security holders, including the federal tax consequences, must include a reasonably detailed description of both the benefits and detriments of the transaction to the subject company, its affiliates and unaffiliated security holders. See Item 1013(d) of Regulation M-A. The benefits and detriments of the transaction must be quantified to the extent practicable. Please discuss the loss of participation in any future
NOLs, an apparent detriment of the transaction to such unaffiliated security holders. Such detriment should be quantified.

Purposes of and Reasons for the Transaction, page 16

16. Further, please disclose the time Obsidian`s Section 404 obligations under the Sarbanes-Oxley Act will come due in describing why the Filing Persons determined to pursue the going private transaction at this time.
17. We note your response to prior comment 17. Please explain why the
Filing Persons believe the company has value going forward that cannot be realized from a sale of Obsidian at this time.
18. Provide the basis for the Filing Persons` belief that alternative transaction structures, such as a long-form merger or a tender offer followed by a short-form merger would be "unnecessarily time consuming and costly, without providing any material advantages to the public stockholders of Obsidian."

Fairness of the Transaction, page 17
The Filing Persons believe that the consideration of $1.85 per share being offered is fair from a financial point of view to members of the
Black Rock Class, page 18

19. We note your response to prior comment 24. Please disclose in greater detail why the Filing Persons believe that the higher trading prices over the past two years should be discounted in determining a fair price. Disclose the range of prices over the past two years and the percentage discount that the Filing Persons used in determining that $1.85 is within the appropriately discounted range. Also quantify and provide the Filing Person`s analysis to support their belief that the lower prices are a trend. Please address these matters in your discussion of fairness to security holders in the minority class as well.

The Filing Persons believe that the consideration of one share of Black Rock common stock per share of Obsidian common stock is fair from a financial point of view to members of the Black Rock Class, page 18
20. Please discuss the Filing Persons` consideration of the fact that
Obsidian will assume up to $255,000 in debt when it mergers with Black
Rock Acquisition, a loan from Diamond Investments, LLC, a company wholly-owned by Mr. Durham, and that as part of the reverse merger of
Black Rock Acquisition with and into Obsidian, this debt will be assumed by Obsidian. Describe how this factor affected the Filing Persons` fairness determination. We note your reference to the cash loan, but believe that you should disclose the consideration of such issue in detail as a factor considered in determining fairness.
21. Provide the filing persons` detailed analysis of the reasons why it is appropriate to rely upon a valuation of Obsidian which included only those operations that are wholly-owned subsidiaries of Obsidian, while excluding the operating entities that are owned by related parties and reported in the consolidated financial statements.
Was a
valuation of Obsidian which included all operations, including the operating entities that are owned by related parties and reported in the consolidated financial statements performed? If so, state the value here. If the filing persons wish to rely upon Goelzer`s explanation for excluding these entities as discussed in the fairness opinion, the filing persons must expressly adopt the advisor`s discussion of the factors. See Q&A 20 in SEC Release 34-17719, April
13, 1981.

The Filing Persons did not believe that liquidation value was  a valid
factor in their analysis of the fairness of the transaction, page
21
22. Prior Comment 24. State the negative book value here and explain how such value relates to the liquidation value, as security holders would receive it in the event of liquidation. Did you determine the liquidation value?
23. The factors that are important in determining the fairness of a transaction to unaffiliated security holders and the weight, if any, that should be given to them in a particular context will vary. Normally such factors will include, among others, those referred to in
Instruction 2 of Item 1014 of Regulation M-A and whether the consideration offered to unaffiliated security holders constitutes fair value in relation to the listed factors. Please provide your analysis made with respect to each factor in your fairness determination. We note that you have addressed current and historical market prices.

The Filing Persons considered the fact that there is a lack of procedural safeguards in place to protect the interest of the Minority
Class, page 21
24. We note your response to prior comment 26, but cannot locate where you addressed the fact that the financial advisor was engaged by the
Filing Persons and not by the company or the Special Committee. Please address this issue accordingly.
25. Prior Comments 26 and 27. Discuss in reasonable detail the material factors upon which the belief as to the fairness of the transaction to the unaffiliated security holders is based, and to the extent practicable, the weight assigned to each factor. The discussion must include an analysis of the extent, if any, to which the filing person`s beliefs are based on the factors described in paragraphs (c), (d) and (e) of Item 1014 of Regulation M-A. See Item
1014(b) of Regulation M-A. We note your statement of each item in the negative. The absence of procedural safeguards is not determinative of whether the discussion should address such safeguards. By analogy, please see Q&A 20 in SEC Release 34-17719, April 13, 1981, addressing the consideration of liquidation. Further, we note your representation that state law does not require such procedural safeguards. The lack of state requirement as to such procedural safeguards does not relieve you of the requirements of Item 1014 of
Regulation M-A.  Please revise this disclosure accordingly.

The Filing Persons considered that fact that stockholders in the Minority Class would not have the opportunity to benefit from the future earnings or growth of Obsidian, page 22

26. State whether or not, in this consideration, the Filing
Persons
considered the fact that stockholders in the Minority Class will not have the opportunity to benefit from the use of NOLs specifically.

Fairness Opinion of Financial Advisor, page 22

27. We note your response to prior comment 32. Please present the material projections in a tabular format so that they are easier for investors to read.

28. We note your response to prior comment 33. Please clarify whether
Goelzer assumed, at the direction or the representation of the Filing
Persons and/or management, that the financial forecasts were reasonably prepared and reflected the best currently available estimates and judgments of the Filing Persons and the company.

29. We note your response to prior comment 35. However, since July 31st reported numbers would appear to have been available at the time of the updated opinion, explain why Goelzer did not use the most recently available information in their report dated September 14th.
Disclose whether you will receive an updated opinion to take into consideration Obsidian`s financial information for the quarter ended
July 31st.

30. Please note that each and every report, opinion and appraisal received by the company or any affiliates from any third party that is materially related to this transaction constitutes a separate Item 1015 report that must be described in detail in the document and filed as an exhibit to Schedule 13E-3. Please revise the schedule to provide the summary required by Item 1015 of the analyses underlying the initial fairness opinion provided on June 30. It appears that the appraisals that were provided to Goelzer for its use in rendering its fairness opinion would also constitute Item 1015 reports that should be described in the filing. Your discussion should summarize this information, not merely repeat all of the information contained in the opinion, board presentation or appraisals. Please also file the original opinion and appraisals, and any accompanying materials that were presented to the board as exhibits to Schedule 13e-3.

 Conclusion, page 34

31. We reissue prior comment 47. In this section, Annex A and Exhibit
(c)(1), we note the limitation on reliance by shareholders in the fairness opinion provided by Goelzer. Please delete the limitation or alternatively, disclose the basis for Goelzer`s belief that shareholders cannot rely upon the opinion to support any claims against Goelzer arising under applicable state law (e.g., the inclusion of an express disclaimer in Goelzer`s engagement letter with the Filing Persons). Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the Filing Persons under applicable state law. Further disclose that the availability of such a state-law defense to Goelzer would have no effect on the rights and responsibilities of either Goelzer or the Filing Persons under the federal securities laws.

Summary Financial Information, page 39

32. Please update your financial information for the quarter ended
July 31, 2005.
      Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

      To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Filing Persons and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the Filing Persons acknowledging that:

* each of the Filing Persons is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Brigitte Lippmann at (202) 551-3713, Celeste Murphy, Special Counsel in the Office of Mergers and Acquisitions, at
(202) 551-3257 or me at (202) 551-3760 with any questions.

      Sincerely,



      Pamela A. Long
      Assistant Director


cc:	Stephen J. Hackman, Esq.
	Ice Miller
	One American Square, Box 82001
	Indianapolis, Indiana 46284-0002


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Timothy S. Durham
Obsidian Enterprises, Inc.
October 6, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE